Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

September 26, 2013

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”), on behalf of its series,
Wavelength Interest Rate Neutral Fund (the “Fund”)
File Nos. 811-22680; 333-180308
Response to Staff’s Comments on Form N-1A

Ladies and Gentlemen:

Mr. Vincent DiStefano of the staff of the Securities and Exchange Commission (the “Commission”) provided comments on the Trust’s Post-Effective Amendment No. 9.  Set forth below are the comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUS

Risk/Return Summary

Fees and Expenses (p. 2)

COMMENT 1:	Is the Fund going to engage in borrowing or short sales? If so, include associated costs as line items in the fee table.

RESPONSE:
The Fund does not intend to engage in borrowing or short sales as a principal investment strategy and may not engage in borrowing or short sales at all.  Therefore, all references to short positions have been removed from the Principal Investment Strategies section.

COMMENT 2:	The Principal Investment Strategy section of the prospectus states that the Fund will invest in exchange-traded funds. Include related acquired fund fees and expenses as a line item in the fee table.

RESPONSE:
In accordance with Instruction 3(f)(i) to Item 3 of Form N-1A, if the Fund incurs acquired fund fees and expenses above one basis point of average net assets of the Fund, the Fund will include an acquired fund fees and expenses line item in the fee table.  The Fund currently estimates its acquired fund fees and expenses to be 0.29% in the current fiscal year.

Principal Investment Strategies (pp 3 ff.)

COMMENT 3:
The first sentence of the second paragraph states that the Advisor uses an “interest rate neutral strategy” and seeks “a ‘neutral’ exposure to potential interest rate movement.”  The phrase “a ‘neutral’ exposure to potential interest rate movement” seems tautological and does not provide explanation or clarity of the Fund’s strategy.  Provide a more detailed explanation of the Fund’s interest rate neutral strategy.

RESPONSE:	The explanation of the Fund’s interest rate neutral strategy has been revised to read:

“In implementing the Fund’s investment strategy, the Advisor uses an “interest rate neutral” strategy, which means that the Adviser seeks to construct a portfolio with a “neutral” exposure to potential interest rate movement.  Specifically, the Adviser targets the base interest rate in the US economy, which is the federal funds rate, and seeks to achieve a neutral exposure to that rate.  The Adviser believes that the macroeconomic conditions of growth and inflation are the two principal factors that influence the Federal Reserve’s decisions related to the federal funds rate.  As such, the Adviser measures instruments’ statistical relationships with growth conditions and inflation conditions, and seeks to create a balance within the Fund’s portfolio of investment exposure between, on the one hand, instruments that the Adviser believes benefit when each such condition is rising, and, on the other hand, instruments that the Adviser believes benefit when each such condition is falling.   Through this balance, the Adviser seeks to establish a portfolio that will likely be neutral (i.e. not materially affected) by movements in the U.S. interest rate environment.  There is no assurance that the Adviser will be able to achieve a “neutral” exposure to potential interest rate environments within the portfolio.”

COMMENT 4:
The second sentence of the second paragraph states that “the Fund will invest in securities that the Adviser believes are fundamentally related to growth and inflation”.  The statement seems overly broad since, ostensibly, nearly every security is somehow related to growth or inflation.  Revise the sentence to more clearly explain the types of securities in which the Fund will invest.

RESPONSE:	The second paragraph has been rewritten and does not include the sentence in question. Please see our response to Comment 3 above.

COMMENT 5:
The second sentence of the second paragraph states that “the Fund seeks to systematically balance investment exposures across potential interest rate changes.”  Rewrite this phrase using the plain English standards of Rule 421(d) of the Securities Act of 1933.

RESPONSE:	The second paragraph has been rewritten. Please see our response our response to Comment 3 above.

COMMENT 6:	The third paragraph states that the Advisor uses certain “macroeconomic” and “quantitative” inputs in managing the Fund. Identify these inputs using plain English.

RESPONSE:	The “macroeconomic” and “quantitative” inputs have been re-written:

“The inputs the Advisor will use in targeting this balanced investment exposure include:

1.
Macroeconomic inputs related to economic growth (e.g.,  changes in gross domestic product and industrial production) and inflation (e.g., changes in the consumer price index). In this regard, the Adviser evaluates fundamental relationships between asset classes and macroeconomic conditions as experienced over the long-term.

2.
Quantitative inputs related to investment exposure (e.g., the standard deviation of investment returns and their maximum experienced losses over multiple timeframes). In this regard, the Adviser evaluates statistical measures of investment exposure for each market in which investments are made.”

COMMENT 7:	Explain the Fund’s buy and sell strategies using plain English.

RESPONSE:	Please see the revised second paragraph as stated in the response to Comment 3 above. In addition, the following language is included:

“The Fund’s investment strategy is based on establishing a balance of investment exposure across possible interest rate environments using fixed income instruments, and the Adviser will buy and sell securities with a target of maintaining this balance amidst changing market and economic conditions.”

COMMENT 8:
The Principal Investment Strategy states the Fund will invest in fixed-income instruments.  Include disclosure related to debt quality, maturity, duration or other related attributes of the fixed-income instruments the Fund will hold.

RESPONSE:	The following paragraph has been added to describe the debt quality, maturity, duration and other related attributes of the fixed-income instruments the Fund will hold:

“The Adviser will not target any particular average credit quality or average maturity for the Fund.  The Fund may purchase (directly or indirectly) fixed-income securities of any credit quality, maturity or yield.  The Adviser intends to limit the Fund’s investment (direct or indirect) in high yield securities (junk bonds) to not more than 50% of its net assets.”

COMMENT 9:	Will the Fund invest in futures and commodities? If it will, provide disclosure that states with specificity what types of futures and commodities will be held.

RESPONSE:	The Fund will invest in futures but it does not intend to not invest in commodities. The Principal Investment Strategy section now includes the following disclosure regarding futures holdings:

“The Fund will typically use derivative instruments, including but not limited to futures contracts and exchange-traded notes, in seeking to achieve its investment objective, subject to applicable law and any other restriction described in this Prospectus or the Fund’s Statement of Additional Information (“SAI”)…. Futures contracts are contractual agreements related to future financial obligations, and the futures that the Fund will hold will primarily be U.S. government bond futures.”

COMMENT 10:	Define the terms “cash bonds’ and “nominal government bonds”. Explain how these differ from bonds and government bonds.

RESPONSE:	The adjectives “cash” and “nominal” have been deleted; the Principal Investment Strategy section, as revised now, only refers to “bonds” and “government bonds”.

COMMENT 11:
The fifth paragraph states that the Fund will have short exposures to “hedge risks within asset classes in order to increase their responsiveness to macroeconomic conditions.”  In plain English, explain the Fund’s shorting strategy and how hedging increase responsiveness to economic conditions.

RESPONSE:	As stated in the response to Comment 1 above, the Fund does not intend to use short positions as a principal investment strategy.

COMMENT 12:
The fourth sentence of the fifth paragraph states that the Fund may use exchange-traded funds and the last sentence states that the “Fund’s return is expected to be derived primarily from the total return of these instruments.”  Explain what “these instruments” are, to which the fifth sentence is referring.  If the Fund’s total return is derived from exchange-traded funds, the reference to exchange-traded funds in the fourth sentence should perhaps be more definitive than the word “may”.

RESPONSE:	This sentence has been re-written to state:

“The Fund may use exchange-traded funds as a means of implementing its investment strategy; and, when it does, the Fund’s returns from such exchange-traded funds are expected to be derived primarily from their total return.”

COMMENT 13:	The sixth paragraph states that the “Fund generally does not engage in borrowing”. If the Fund has a borrowing strategy, explain it in plain English.

RESPONSE:	The Fund does not intend on engaging in borrowing as a principal investment strategy; this statement has been removed from the Principal Investment Strategy section.

COMMENT 14:
The sixth paragraph states that the “Fund will typically make extensive use of derivative instruments”.  The current disclosure regarding derivatives does not comport with the staff guidance provided in the Barry Miller letter, dated July 30, 2010, regarding derivatives-related disclosures by investment companies.  Disclose the specific derivatives in which the Fund will invest and the derivatives’ corresponding risks in the Item 4 and Item 9 disclosure.

RESPONSE:	The Fund expects to invest in U.S. government bond futures and exchange-traded notes. The corresponding risks for futures and exchange-traded notes are disclosed in the Items 4 and 9 disclosures.

COMMENT 15:
The third sentence of the eighth paragraph, states that “the annualized volatility target for the Fund’s net asset value will generally range between 5% and 15%.”  Clarify the meaning of this sentence by explaining to what “5% and 15%” refer.

RESPONSE:	This sentence has been re-written to state:

“While the Fund’s holdings are intended to reduce the effect of market volatility, the Adviser generally expects that the annualized volatility target for the Fund’s net asset value will generally range between 5% and 15% of the Fund’s total return.”

Principal Risks (p. 5 ff)

COMMENT 16:
The “Asset Allocation Risk” refers to “equity-related investments.”  To which equity-related investments is this risk referring?  The Principal Investment Strategy states that the portfolio is mostly composed of fixed-income securities and derivative instruments.

RESPONSE:	The equity-related investments referred to are convertible bonds. The sentence has been re-written to state:

“The Fund invests in a broad array of asset classes and may allocate assets to an asset class that underperforms other asset classes. For example, the Fund may be overweight in equity-related investments (e.g., convertible bonds) when the stock market is falling and the fixed income market is rising.”

COMMENT 17:
The “CFTC Regulation Risk” states that the Fund is exempt from regulation as a “commodity pool” under Commodity Futures Trading Commission (“CFTC”) Rule 4.5.  Explain the basis for claiming this exemption.

RESPONSE:	The CFTC Regulation Risk has been deleted and the following disclosure has been added under Item 9:

“To the extent the Fund makes investments regulated by the Commodities Futures Trading Commission (the “CFTC”), the Fund intends to do so in accordance with Rule 4.5 under the Commodity Exchange Act (“CEA”). The Trust, on behalf of the Fund, has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” in accordance with Rule 4.5 and therefore, the Fund is not subject to registration or regulation as a commodity pool operator under the CEA.  If the Fund is unable to comply with the requirements of Rule 4.5, the Fund may be required to modify its investment strategies or be subject to CFTC registration requirements, either of which may have an adverse effect on the Fund.”

COMMENT 18:	Add the corresponding risk disclosures for each type of derivative in which the Fund will invest.

RESPONSE:	As stated above in response to Comment 14, the risk disclosure section has been amended to correspond to the types of derivatives the Fund will hold as a Principal Investment.

COMMENT 19:	In “Exchange-Traded Notes (“ETN”) Risk,” state that the Fund’s investments in ETNs are synthetic and that the investor has no claim on the reference assets.

RESPONSE:	The following statement has been added:

“Because ETNs are synthetic investments, the Fund will have no claim on the underlying reference assets.”

COMMENT 20:
“High Portfolio Turnover Risk” states that the Fund invests in shorter-term instruments and, as a result, may trade securities frequently.  Make this disclosure more definitive by using a phrase such as “will likely” as opposed to “may.”

RESPONSE:	The requested change has been made.

COMMENT 21:	The second and third sentences of “Investment Model and Computer Software Risk” are not risk related. Move these sentences to another section of the Prospectus.

RESPONSE:	These sentences have been moved to the Principal Investment Strategy.

COMMENT 22:	Include a separate risk for selling securities short to correspond to the language in the Principal Investment Strategy section of the Prospectus related to selling securities short.

RESPONSE:	As noted above, the Fund does not intend to sell securities short as a principal investment strategy. All references to short positions in the Principal Investment Strategy section have been removed.

COMMENT 23:	“Swap Agreements Risk” is included in the Prospectus. Include a corresponding statement regarding use of swap agreements in the Principal Investment Strategy.

RESPONSE:	The Fund does not intend to use swap agreements as a Principal Investment Strategy. Accordingly, the “Swap Agreement Risk” disclosure has been deleted.

Investment Objective, Investment Strategies and Related Risks

Investment Strategy (p. 13 ff.)

COMMENT 24:
The first sentence of the first paragraph states that the “Fund seeks to provide a diversified, balanced exposure”, however the Fund’s prospectus also states that the Fund is a non-diversified company as defined by Section 5(b)(2) of the Investment Company Act of 1940 (“1940 Act”).  Use a word other than “diversified” in the first sentence of the first paragraph to avoid confusion with the 1940 Act definition.

RESPONSE:	The word “diversified” has been removed from this sentence.

COMMENT 25:
The first sentence of the first paragraph refers to the Fund’s investment in commodity markets, but there is no reference to commodity markets in the Principal Investment Strategy or Principal Risks.  Harmonize the Item 4 and Item 9 disclosure.

RESPONSE:	As noted above, the Fund does not intend to invest in the commodities market as a principal investment strategy, therefore this reference has been deleted.

COMMENT 26:
The first sentence of the second paragraph refers to “cash bonds” and “cash equities”.  How do cash bonds and cash equities differ from the instruments generally referred to as bonds and equities?  If there is not a difference, use the more familiar terms.

RESPONSE:	Please see our response to Comment 10 above.

COMMENT 27:	The seventh paragraph states that “the Adviser expects the Fund’s net asset value to fluctuate meaningfully”. Quantify or otherwise explain the phrase “fluctuate meaningfully.”

RESPONSE:	The paragraph has been re-written to read:

“The Fund may have investments that appreciate or decrease significantly in value over short periods of time.  This may cause the Fund’s net asset value per share to experience significant increases or declines, between 5% and 15% of the Fund’s total return, in value over short periods of time.”

Fund Management (p. 22)

COMMENT 28:
The first paragraph states that the Adviser “was formed and commenced operations in March 2013.”  If this is the first registered investment company managed by the Adviser, include such a statement in the Risk Disclosure.

RESPONSE:
The last sentence of “Management Style Risk” currently states: “Although the Adviser has investment management experience, the Adviser has no experience as an investment adviser to a mutual fund prior to the Fund’s inception.”

STATEMENT OF ADDITIONAL INFORMATION

Additional Information on Investments, Strategies and Risks (p 1 ff)

COMMENT 29:	The text in the first paragraph under the heading “Commodity Instruments” should also be in the Principal Investment Strategy section of the prospectus.

RESPONSE:	As noted above, the Fund does not intend on investing in Commodity Instruments as a principal investment strategy.

COMMENT 30:	The text the second paragraph under the heading “Commodity Instruments” should also be in the Principal Risk section of the prospectus.

RESPONSE:	As noted above, the Fund does not intend on investing in Commodity Instruments as a principal investment strategy.

COMMENT 31:	The text in the first paragraph of “Special Risk Factors Regarding Forwards, Futures, Swaps and Options” should also be in the Principal Risk section of the prospectus.

RESPONSE:	The text that specifically references Futures has been inserted in the Principal Risk section of the Prospectus

COMMENT 32:
The paragraph under “Total Return Swaps” on page 20 indicates that the Fund may invest in total return swaps. Please note that when the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets.  See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

RESPONSE:
The Trust confirms that to the extent the Fund uses total return swaps it intends on setting aside an appropriate amount of segregated assets in accordance with Investment Company Act Release No. 10666 and related Commission and staff guidance.

COMMENT 33:	The text in the section entitled “Temporary Defensive Positions” should also be in the Item 9 disclosure in the prospectus.

RESPONSE:	The requested addition to the prospectus has been made.

PART C

COMMENT 34:
The Part C to Post-Effective Amendment No. 4 refers to a Rule 12b-1 Plan “to be filed by Amendment”, however, the Annual Fund Operating Expenses table states that the Fund does not charge a 12b-1 fee.  Confirm that the Fund does not charge a 12b-1 fee.

RESPONSE:	The Rule 12b-1 Plan referenced in Post-Effective Amendment No. 9 applies to another series of the Trust. The Fund will not have a Rule 12b-1 Plan and will not charge a 12b-1 fee.

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary